BELVEDERE RESOURCES CORPORATION
24442-112th Avenue
Maple Ridge, British Columbia
Canada V3E 1H5
(604) 476-9076

July 2, 2007

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:   Ms. Anne Nguyen Parker
                 Assistant Director

RE:  Belvedere Resources Corporation
        Form SB-2 Registration Statement
        Registration No. 333-143816

Dear Ms. Parker,

     Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, Belvedere Resources Corporation (the “Company”) requests acceleration of the effective date of its Form SB-2 Registration Statement to July 6, 2007, at 1:00 p.m., E.D.T., or as soon thereafter as practicable.

     Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

     Further, no other documents, reports or memoranda have been prepared for external use by the Company.

     The Company acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the foreclosure in the filing; and

*	the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE:   Belvedere Resources Corporation
         Form SB-2 Registration Statement
        SEC File 333-143816
July 2, 2007

     The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

     Thank you for your cooperation.

BELVEDERE RESOURCES CORPORATION

BY:   SHAWN ENGLMANN
         Shawn Englmann, President, Principal Executive
         Officer, Secretary, Treasurer, Principal Financial
         Officer, Principal Accounting Officer, and sole
         member of the Board of Directors

cc: Conrad C. Lysiak